                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                   FORM 6-K

                          REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


For             THE FIRST QUARTER 2001 REPORT TO SHAREHOLDERS
                ---------------------------------------------
                QUEBECOR WORLD INC.
                ---------------------------------------------
                (Translation of Registrant's Name into English)

                612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                ---------------------------------------------------
                        (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F__________                     Form 40-F____X____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__________                           No____X____

                             QUEBECOR WORLD INC.
                            Filed in this Form 6-K

Documents index

1.   Report to Shareholders, First Quarter 2001

A Dawn of a New Era
IN PRINT MEDIA


            REPORT TO SHAREHOLDERS


                           [GRAPHIC]                                       FIRST
                                                                         QUARTER
                                                                            2001












              [QUEBECOR WORLD LOGO] THE GLOBAL LEADER IN SERVICING
                  QUEBECOR WORLD    A GROWING DEMAND FOR PRINT

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended March 31
(In millions of US dollars, except per share amounts)
(Unaudited)

                                                                     Three months
===============================================================================================================
                                                               2001                  2000             Change
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                                  $ 1,576.7             $ 1,630.4               (3)%
Operating income before amortization                          219.2                 231.7               (5)%
Operating income                                              136.4                 138.2               (1)%
Net income                                                     42.5                  37.6               13 %
Cash provided from operating activities                      (153.5)                 72.6
Free cash flow from operations*                              (218.6)                 42.9
Operating margin before amortization                           13.9 %                14.2 %
Operating margin                                                8.7 %                 8.5 %
===============================================================================================================
SEGMENTED INFORMATION
REVENUES
    North America                                         $ 1,315.6             $ 1,377.7               (5)%
    Europe                                                    227.1                 227.3                -
    Latin America                                              34.2                  25.5               34 %

OPERATING INCOME
    North America                                         $   125.0             $   119.6                5 %
    Europe                                                     12.8                  13.4               (4)%
    Latin America                                               1.9                   1.7               12 %

OPERATING MARGINS
    North America                                               9.5 %                 8.7 %
    Europe                                                      5.6 %                 5.9 %
    Latin America                                               5.6 %                 6.7 %
===============================================================================================================
FINANCIAL POSITION
Working capital                                            $  189.9              $  147.5
Total assets                                                6,438.3               6,687.8
Long-term debt (including convertible notes)                2,333.7               2,795.2
Shareholders' equity                                        2,560.2               2,329.1
Debt-to-capitalization                                      48 : 52               54 : 46
===============================================================================================================
PER SHARE DATA
Cash earnings**                                             $  0.38               $  0.35                9 %
Net income                                                  $  0.27               $  0.24               13 %
Dividends on equity shares                                  $  0.10               $  0.07               43 %
Book value                                                  $ 15.32               $ 14.33                7 %
===============================================================================================================

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

** Earnings per share before goodwill amortization.

MESSAGE TO SHAREHOLDERS

Quebecor World has delivered again. For the 11th consecutive quarter, the Company has achieved record earnings and margins. In the first quarter 2001, earnings per share amounted to $0.27, an increase of 13% over the same quarter last year, and net income also increased 13% to $42.5 million. The operating margin, which we consider to be one of the best indicators of performance, reached a record level for the quarter of 8.7%.

These latest results were achieved despite a significant economic slowdown in the United States and soaring energy costs. In fact, even though revenues were down by 5 percent for the North American platform during the quarter, operating income for these operations increased by 5 percent largely due to ongoing synergies from the World Color merger, cost-containment initiatives, better asset utilization and improved efficiency. These results also attest to the strength and diversity of our product groups and the quality of our customer base. For example, in our largest North American business unit, Magazines and Catalogs, our billings in the first quarter were up versus last year with 12 of our top 15 customers. This reflects both a gain in market share as well as a confirmation of our strategy to partner with the leading players in each market segment.

In Europe, management continues to focus on strengthening our operations in France while expanding pan-European sales and marketing activities to take advantage of Quebecor World's unique continental platform. We are pleased to report that revenues and operating income improved compared with the same quarter last year, excluding the unfavourable effect of currency translation.

In Latin America, revenues increased 34% and operating income increased 12% over the previous year's quarter. During the first quarter, the Company's greenfield plant in Recife, Brazil started printing Veja, the world's fourth-largest news magazine for Editora Abril. Veja can now be distributed sooner throughout Northeast Brazil, saving the publisher significant time and distribution costs. In the second quarter, the plant will begin producing telephone directories for Listel Listas S.A., Brazil's largest directory publisher.

[PICTURE]

Que-Net Media continued to progress according to plan during the quarter. The repositioning of our digital services under Que-Net Media has given this business unit significantly greater focus and visibility in the market place. We are steadily increasing our penetration of major print accounts. This and other marketing initiatives, such as our mobile imaging center, have been well received and a significant volume of new business has been signed on for the latter part of the year. Que-Net Media recently announced the launch of a series of products in the automated publishing, workflow and content management arena. In conjunction with the rollout of these products, customer solution centers are being opened in New York, Chicago, Los Angeles and later this summer in Toronto. These centers will focus on the introduction of new digital information management products and on training for both our customers and our print and Que-Net Media sales representatives.

The Company continues to harvest the many efficiencies available to it as the world's largest provider of print media services. Management has been proactive in addressing rising energy prices and health care costs. On the energy front, we entered into a long-term partnership with the Enron Corporation in 2000 and more recently secured a significant portion of our natural gas requirements for this year and next year. In anticipation of increased health care costs this year in North America, we implemented a new co-share plan in January 2001. This is allowing us to leverage our scale with our suppliers and to offer consistent and appropriate health care coverage to our employees. These and other initiatives will put Quebecor World in a strong position to take full advantage when the U.S. economy rebounds.

THE INDUSTRY CONSOLIDATOR

During the quarter, Quebecor World completed the repayment of bank debt incurred for the World Color merger. During the last 15 months Quebecor World has repaid more than $1 billion in bank borrowings. The Company is now well positioned to resume its role as the industry's leading consolidator. Quebecor World is assessing potential business acquisitions and investments on all three of the continents on which it operates. We continue to believe that the continuation of our historic expansion strategy is in the best interests of our customers and our shareholders.

Also during the quarter we made two complementary business acquisitions. In Brazil, Quebecor World purchased 75% of Grafica Melhoramentos from Companhia Melhoramentos of Sao Paulo (CMSP), a leading Brazilian publisher and paper manufacturer. CMSP retains a 25% equity interest. Based in Sao Paulo, the plant has annual sales of $16 million, printing trade and textbooks, magazines, directories and catalogs. Some of the key customers include Editora Melhoramentos, Barsa-Planeta, Saint Gobain, Reader's Digest and Saraiva. The transaction also included a long-term contract from CMSP's publishing arm, which signed an eight-year printing contract with a five-year option to extend. Quebecor World now has two plants in Latin America's largest economy.

In Spain, Quebecor World purchased a majority ownership interest in Espacio y Punto. This is a leading pre-media company based in Madrid that employs about 80 people. Along with our Quebecor Numeric facility in Paris, it gives Quebecor World a European pre-media platform to build upon. The Company will model its European pre-media operations along the lines of those employed in North America under Que-Net Media.

Espacio y Punto's clients include leading magazine publishers and the country's top retailers. Its reputation for excellence in customer service will further strengthen Quebecor World's position as one of the leading printers in Spain.

OUR GLOBAL REACH

In 2000, Quebecor World had sales of more than $500 million from customers that buy from it on more than one continent. Our global platform makes us the partner of choice as customers expand their businesses beyond their traditional boundaries. For example, our relationship with home furnishing retailer IKEA began in Europe and we now print for them in North America. We have printed books in our Latin American facilities for customers in Spain. We have recently established an international sales group comprised of senior sales executives in Europe, North America and Latin America to serve as central contact points to insure the seamless delivery of international print orders. The Company is committed to increasing these sales and expects to build an international sales platform in excess of $1 billion in the next few years.

A STRONG COMPANY IN A HEALTHY INDUSTRY

As the world's largest printer of magazines, catalogs, books, and direct mail products, Quebecor World recently commissioned a study on the print industry to evaluate our business strategies. The research shows that print continues to be the number one choice of advertisers and reinforces our strategy of focusing on the print sectors that show the greatest growth potential. In the United States, Europe and Latin America, advertisers spend more money on print than on all other forms of media combined. Consumers spend more on print than they did on other forms of media including cable/satellite television, box office, home video and recorded music. The data also shows the growth rate in all Quebecor World's core business groups will outstrip the industry average. We have produced a document entitled "Print: The Cornerstone of Communications" that is based on this study. It can be obtained by logging on to Quebecor World's website at www.quebecorworld.com.


ADVERTISING SPENDING IN THE UNITED STATES, CANADA, EUROPE AND LATIN AMERICA IN 2000.

(GRAPHICS - PIECHART)

Print                          55%
Television                     27%
Radio/Outdoor                  14%
Internet                        4%
Total                         100%


STOCK BUYBACK CONTINUES

Management continues to believe that Quebecor World stock is significantly undervalued. The Company recently reported that it had purchased close to 5 million Subordinate Voting Shares over a 12-month period under its Normal Course Issuer Bid instituted April 6, 2000. The Company has subsequently renewed its Normal Course Issuer Bid for another year for a maximum of 8.8 million Subordinate Voting Shares representing approximately 10% of the public float. Depending on future trading prices and other factors, Quebecor World considers that the purchase of shares will represent an appropriate use of corporate funds.

APPOINTMENTS

At Quebecor World's Annual Meeting of Shareholders held April 4, James Doughan was elected to the Board of Directors. Mr. Doughan has an extensive business background having most recently served as President and Chief Executive Officer of Abitibi Consolidated from 1997 to 1999 and as President and Chief Executive Officer of Stone Consolidated from 1993 to 1997. Mr. Doughan will provide valuable input to initiatives in the area of supply-chain efficiencies to our U.S. platform, supporting Reg Brack, Chairman Emeritus, Time Inc., who assists in shaping the direction of our U.S. magazine sales activities.

CONSUMER MEDIA SPENDING IN THE UNITED STATES, CANADA, EUROPE AND LATIN AMERICA IN 2000
($ MILLIONS)+

CATEGORY            UNITED STATES     CANADA     EUROPE     LATIN AMERICA      TOTAL
Print*                     51,775      3,401     32,363            10,300     97,839
Cable/Satellite            37,500      2,300     26,500             7,625     73,925
Box Office                  7,470        540      5,300               580     13,890
Home Video                 21,860      1,400      7,000               700     30,960
Recorded Music             15,170        890     12,500             1,950     30,510
TOTAL                     133,775      8,531     83,663            21,155    247,124

+ Source: Motion Picture Association of America, Adams Media Research, Paul Kagan Associates, Recording Industry Association of America, International Federation of the Phonographic Industry, Screen Digest, Zenith Media, Book Industry Study Group, Newspaper Association of America, Magazine Publishers Association, World Association of Newspapers, International Federation of the Periodical Press, Wilkofsky Gruen Associates Inc.

*  Newspapers, magazines, books

A number of key appointments have been made at Quebecor World North America, our recently amalgamated U.S. and Canadian operations led by Marc L. Reisch and based in Greenwich, Connecticut. Brian Sullivan was appointed President, Commercial and Direct Groups. He is the former president of the Commercial Group. With a 22-year career in commercial printing, Mr. Sullivan brings exceptional strategic vision to this $1-billion business unit. Hans Nielsen has assumed the new role of President, Quebecor World Retail Offset Group, reporting to David Boles. Mr. Neilsen has 26 years of experience with Quebecor World in Canada and most recently led the Canadian Retail Group. Carl Gauvreau was appointed Senior Vice-President, Finance, Quebecor World North America. For the past four years, Mr. Gauvreau was Vice President, Corporate Controller for Quebecor World Inc.

At the corporate level, Mike Young was appointed Vice President, Corporate Controller, Quebecor World Inc. He was most recently Senior Vice-President, Management and Information Systems, for Quebecor World Europe. Marie Hlavaty was appointed Vice President, General Counsel and Secretary of Quebecor World. She was previously General Counsel, Quebecor World North America.

DIVIDEND INCREASES 20 PER CENT

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares, which represents an increase of 20%. The Company maintains its dividend policy to distribute approximately 20% of the current year's net income, which represents less than 10% of cash from operating activities. Management also remains committed to the strategy of external growth through business acquisitions combined with the objective of increasing margins and return on capital employed. The Board also declared a dividend of Cdn$0.3125 per share on Series 2 Preferred Shares and Cdn$0.4265 per share on Series 4 Preferred Shares. The dividends are payable on June 1, 2001 to shareholders of record at the close of business on May 17, 2001.

OUTLOOK

While there is a slowdown in the U.S. economy from which we are not immune, we will continue focusing management resources to diminish its impact on our business. We are moving ahead with the completion of the World Color integration and we will continue to look for ways to make our business stronger.

We are also looking at opportunities to expand in all our geographic segments. Our goal is to grow and also to strengthen our business. We expect that substantial growth in Europe, Latin America and North America will be realized in the coming years.


/s/ Jean Neveu,                        /s/ Charles G. Cavell,
JEAN NEVEU,                            CHARLES G. CAVELL,
Chairman of the Board                  President and Chief Executive Officer

Montreal, Canada, May 2001


                             BREAKDOWN OF REVENUES
                               FIRST QUARTER 2001

(GRAPHICS - PIECHART)                                (GRAPHICS - PIECHART)

By Geographic Segment                                By Product

North America                  84%                   Magazines                                 28%
Europe                         14%                   Retail inserts                            17%
Latin America                   2%                   Catalogs                                  17%
                                                     Specialty & Direct                        14%
                                                     Books                                     12%
                                                     Directories                                6%
                                                     Pre-media & Logistics                      6%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics and other value-added services, and directories. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

During the first quarter 2001, the Company has completed two niche acquisitions. In Spain, Quebecor World purchased a controlling interest in the pre-media company, Espacio y Punto. This acquisition gives Quebecor World a European pre-media platform to develop along the lines of those employed in North America under Que-Net Media(TM). In Brazil, Quebecor World purchased 75% of Graphica Melhoramentos. The Sao Paulo based company prints trade and text books, magazines, directories and catalogs.

RESULTS OF OPERATIONS
REVENUES

Consolidated revenues were $1,577 million, down 3% for the first quarter ended March 31, 2001, compared with $1,630 million in 2000. The shortfall compared with 2000 is primarily due to a slowdown in the United States economy. European revenue improved compared with the same quarter last year, excluding the unfavourable effect of currency translation. Latin American revenues increased 34% over the previous year's first quarter, explained by recent acquisitions as well as organic growth.

OPERATING EXPENSES

Cost of sales decreased $38 million or 3% to $1,235 million in 2001 from $1,273 million in 2000. Gross profit margins slightly decreased to 21.7% in 2001 from 21.9% in 2000, mainly due to lower revenues in the United States and a significant increase in energy costs.

Selling, general and administrative expenses decreased by $3 million to $123 million in 2001 from $126 million in 2000. The first quarter of 2001 includes $2 million in non-operating expenses related to plant shutdown, equipment relocation and installation. Excluding these non-operating expenses, selling, general and administrative expenses as a percentage of revenues decreased slightly from 2000 to 2001, partly explained by the benefits derived from additional cost-containment initiatives in North America.

Net income for the three months ended March 31, 2001 was $42 million and earnings per share was $0.27, both a 13% increase compared with $38 million and $0.24 respectively for the corresponding period in 2000. On a cash basis, before goodwill amortization, earnings per share rose from $0.35 to $0.38.

Depreciation and amortization was $83 million in 2001 compared with $93 million in the previous year. The decrease primarily reflects equipment still temporarily shut down as part of the restructuring activities in North America, as well as the write-down of assets in 2000. We expect to spend approximately $250 million in 2001 on capital expenditures.

Operating income was unfavourably impacted by foreign exchange translation in Europe, Canada and Latin America.

Financial expenses decreased by $7 million to $54 million in 2001 from $61 million in 2000. The reduced interest was a result of lower volume and rates on long-term debt, lower rates on the securitization program and the recent issue of preferred shares. As at March 31, 2001, the EBITDA coverage ratio was 4.7 times compared with 4.6 times as at December 31, 2000 and with 5.3 at the end of the first quarter of 2000.

The effective tax rate was 27.8% for 2001, the same as December 2000. The decrease in tax rates compared with 29.7% for the same period last year was due primarily to a decrease in international statutory rates resulted from our expansion in jurisdictions where the tax rate was lower.

RESTRUCTURING AND OTHER CHARGES

During 2000, the Company implemented restructuring initiatives resulting in the termination of employees for $18 million and write-down of assets for $10 million. These initiatives covered further integration of European facilities following difficult market conditions, as well as overall administrative and production functions and increased focus on conversion to digital pre-media. Non-cash items mainly covered further assets rendered idle as a result of the restructuring undertaken in 1999. The Company used $5 million of the restructuring reserve during the period ended March 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations amounted to an outflow of $154 million for the first quarter ended March 31, 2001 compared with cash generated from operations of $73 million in 2000. Working capital was $190 million at March 31, 2001 compared with a deficiency of $67 million at December 31, 2000 and a working capital of $148 million at March 31, 2000. The increase in working capital is primarily due to lower trade payables in the first quarter 2001 and to the lower level of the accounts receivable securitization program, which decreased by $76 million in the first quarter compared with December 2000.

During the period ended March 31, 2001, we repurchased for cancellation, under the Normal Course Issuer Bid announced on April 4, 2000, a total of 1,595,923 Subordinate Voting Shares for a total cost, net of premium on puts sold, of approximately Cdn$58 million ($40 million), at an average cost per share of Cdn$36.54 ($25.31). We also committed to repurchase for cancellation 1,592,569 shares at an average price per share of approximately

Cdn$35.43 ($22.43) for settlement before April 5, 2001. Share repurchases under the 2000 Program were funded largely through the sale of non-core businesses and other assets. The 2000 Program expired on April 5, 2001.

On April 6, 2001, the Company announced a new Normal Course Issuer Bid program which will expire on April 5, 2002. The 2001 Program allows for repurchases of up to 8,800,000 Subordinate Voting Shares, representing approximately 10% of the public float as of March 26, 2001. Shares purchased under the bid will be cancelled. The issuer bid will be funded out of free cash flow from operations.

Capital expenditures, net of proceeds from disposals, totaled $63 million and $27 million in the first quarter of 2001 and 2000, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer equipment, maintain modern, efficient plants, and continually increase productivity. Under this program, we will invest approximately $250 million in 2001, including $150 million on new equipment and $75 million on replacement of existing equipment and environmental compliance. The balance will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

FINANCIAL POSITION

At March 31, 2001 and 2000, our total debt was $2,336 million and $2,799 million respectively. Our debt to capitalization ratio was 48:52 from 47:53 at December 31, 2000 and was 54:46 at March 31, 2000. The decrease in our debt, compared to the prior year, was explained by the Company's focus on paying down bank borrowings. Our securitization program amounted to $496 million as of March 31, 2001, compared with $486 million as of March 31, 2000 and $572 million as of December 31, 2000.

At the end of February 2001, the Company issued in the Canadian equity market 8 million 6.75% Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.28) per share, for aggregate proceeds of Cdn$200 million ($130 million).

At the end of March 2001, the Company issued $250 million Senior Notes to a group of private U.S. investors. The Notes mature on March 28, 2006 and have a 7.2% coupon. This issue follows two earlier placements in July and September of 2000, in the amounts of $250 million and $121 million respectively, bringing the total amount raised to date in the U.S. private debt market to $621 million for maturities between 5 and 20 years. Proceeds from this third series of Notes were used to repay the remaining bank indebtedness under the 1999 World Color acquisition bank credit facility. This refinancing has also served to extend the Company's debt maturity profile and further diversify its sources of capital.

RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented.

We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of March 31, 2001, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES

In the first quarter of 2001, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three months ended March 31
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

===============================================================================================
                                                                        2001               2000
-----------------------------------------------------------------------------------------------
REVENUES                                                         $ 1,576,743       $  1,630,439
Operating expenses:
     Cost of sales                                                 1,234,663          1,272,881
     Selling, general and administrative                             122,891            125,903
     Depreciation and amortization                                    82,793             93,409
-----------------------------------------------------------------------------------------------
                                                                   1,440,347          1,492,193
-----------------------------------------------------------------------------------------------
OPERATING INCOME                                                     136,396            138,246
Financial expenses                                                    54,365             61,094
-----------------------------------------------------------------------------------------------
Income before income taxes                                            82,031             77,152
Income taxes                                                          22,805             22,882
-----------------------------------------------------------------------------------------------
Income before minority interest                                       59,226             54,270
Minority interest                                                        893                442
-----------------------------------------------------------------------------------------------
NET INCOME BEFORE GOODWILL AMORTIZATION                               58,333             53,828
Goodwill amortization, net of taxes                                   15,877             16,219
-----------------------------------------------------------------------------------------------
NET INCOME                                                      $     42,456       $     37,609
Net income available to holders of preferred shares                    3,216              2,582
-----------------------------------------------------------------------------------------------
Net income available to holders of equity shares                $     39,240       $     35,027
===============================================================================================
EARNINGS PER SHARE                                              $       0.27       $       0.24
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                 $       0.38       $       0.35
-----------------------------------------------------------------------------------------------
Average number of equity shares outstanding (in thousands)           145,057            147,700
===============================================================================================
RETAINED EARNINGS:
Balance, beginning of period                                    $    870,272       $    650,155
     Net income                                                       42,456             37,609
     Shares and convertible notes repurchased                        (17,090)                91
     Share issue expenses (note 5(a))                                 (2,990)                -
     Dividends:
         Equity shares                                               (14,311)           (10,339)
         Preferred shares                                             (2,456)            (2,589)
-----------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                          $    875,881       $    674,927
===============================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31
(In thousands of US dollars)
(Unaudited)

==========================================================================================================
                                                                                   2001               2000
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                            $     42,456       $     37,609
     Non-cash items in net income:
         Depreciation of property, plant and equipment                           77,045             86,615
         Amortization of goodwill and deferred charges                           21,624             23,013
         Imputed interest                                                           924              1,448
         Amortization of deferred financing costs                                 1,276              2,888
         Deferred income taxes                                                   14,873             12,484
         Minority interest                                                          893                442
         Other                                                                     (369)              (774)

     Changes in non-cash balances related to operations:
         Trade receivables                                                      (56,461)            80,597
         Inventories                                                             (5,992)               (40)
         Trade payables and accrued liabilities                                (215,215)          (156,706)
         Other current assets and liabilities                                    (4,285)             1,007
         Other non-current assets and liabilities                               (30,295)           (16,004)
     -----------------------------------------------------------------------------------------------------
     Cash (used) provided from operating activities                            (153,526)            72,579

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                             (1,223)               104
     Net proceeds from issuance of equity shares                                  2,611              1,030
     Repurchases of shares for cancellation                                     (40,402)                -
     Net proceeds from issuance of preferred shares                             127,211                 -
     Issuance of long-term debt                                                 249,323                 -
     Repayments of long-term debt and convertible notes                        (126,250)           (40,322)
     Dividends on equity shares                                                 (14,311)           (10,339)
     Dividends on preferred shares                                               (2,456)            (2,589)
     -----------------------------------------------------------------------------------------------------
     Cash provided (used) from financing activities                             194,503            (52,116)

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and cash equivalents (note 2)      (37,686)                -
     Additions to property, plant and equipment                                 (63,500)           (42,794)
     Net proceeds from disposal of other assets                                     910             15,682
     -----------------------------------------------------------------------------------------------------
     Cash used by investing activities                                         (100,276)           (27,112)

Effect of exchange rate changes on cash and cash equivalents                      8,550              6,374
----------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                       (50,749)              (275)

Cash and cash equivalents, beginning of period                                   52,732              3,613
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $      1,983       $      3,338
==========================================================================================================
Supplemental cash flow information:
Interest paid                                                              $     65,732       $     65,483
Income taxes paid                                                                21,944              4,309
==========================================================================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

                                                                MARCH 31    December 31       March 31
                                                             (UNAUDITED)      (Audited)    (Unaudited)
=======================================================================================================
                                                                    2001           2000           2000
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                               $     1,983    $    52,732    $     3,338
     Trade receivables, net of allowances for
       doubtful accounts of $20,189, $17,823, and
       $19,188 respectively                                      639,876        584,047        651,524
     Receivables from related parties                              3,931          3,048          1,700
     Inventories                                                 466,722        461,340        483,950
     Deferred income taxes                                        58,083         58,083         36,385
     Prepaid expenses                                             34,271         26,024         30,055
     ----------------------------------------------------------------------------------------------
                                                               1,204,866      1,185,274      1,206,952
Property, plant and equipment, net of accumulated
   depreciation of $1,300,936, $1,262,281, and
   $1,249,468 respectively                                     2,649,304      2,682,983      2,833,069
Goodwill, net of accumulated amortization
   of $158,398, $144,114 and $112,709 respectively             2,432,267      2,459,510      2,500,488
Other assets                                                     151,812        156,893        147,299
-------------------------------------------------------------------------------------------------------
                                                             $ 6,438,249    $ 6,484,660    $ 6,687,808
=======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank indebtedness                                       $     1,835    $     3,129    $     3,996
     Trade payables                                              442,583        632,550        466,836
     Accrued liabilities                                         475,193        522,907        474,113
     Income and other taxes                                       10,659          6,011         41,607
     Current portion of long-term debt and convertible notes      84,689         87,212         72,859
     --------------------------------------------------------------------------------------------------
                                                               1,014,959      1,251,809      1,059,411

Long-term debt (note 4)                                        2,142,930      2,015,554      2,555,623
Other liabilities                                                274,116        290,788        288,879
Deferred income taxes                                            326,538        326,137        266,082
Convertible notes                                                106,063        105,936        166,695
Minority interest                                                 13,463         20,556         22,058

Shareholders' equity:
     Capital stock  (note 5)                                   1,740,741      1,631,241      1,654,786
     Additional paid-in capital                                   88,737         88,737         88,737
     Other paid-in capital                                        15,849         15,849         17,976
     Retained earnings                                           875,881        870,272        674,927
     Translation adjustment                                     (161,028)      (132,219)      (107,366)
-------------------------------------------------------------------------------------------------------
                                                               2,560,180      2,473,880      2,329,060
-------------------------------------------------------------------------------------------------------
                                                             $ 6,438,249    $ 6,484,660    $ 6,687,808
=======================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2001 and 2000
(Tabular amounts are expressed in thousands of US dollars)
(Unaudited)

1.   BASIS OF PRESENTATION

     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.

     The Consolidated Financial Statements have been prepared using the same accounting policies as described in the latest Annual Report with exception of the new standard described below. In the first quarter of 2001, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

2.   BUSINESS ACQUISITIONS

     The Company made several business acquisitions in the first quarter of 2001, which were accounted for using the purchase method. In Spain, the Company purchased a controlling interest in Espacio y Punto. The Company completed several business acquisitions complementary to its Latin American operations, including the redemption of minority interests and the acquisition of 75% of Grafica Melhoramentos in Brazil.

3.   RESTRUCTURING AND OTHER CHARGES

     As of January 1, 2001, the balance of the restructuring reserve was $18 million; this related to the termination of employees in Europe in response to difficult market conditions, as well as to changes in the Company's digital strategy. The Company used $5 million of restructuring reserve during the period ended March 31, 2001.

4.   LONG-TERM DEBT

     In March 2001, the Company issued Senior Notes for a principal amount of $250 million. The Senior Notes mature on March 28, 2006 and bear interest at a rate of 7.2%. These Notes contain certain restrictions that are generally less restrictive than those on the revolving bank facility.

5.   CAPITAL STOCK

     (a)  Issued and outstanding First Preferred Shares Series 4

          In the first quarter of 2001, the Company issued 8 million First Preferred Shares Series 4 for a cash consideration of Cdn$200 million ($130 million) before share issue expenses of Cdn$5 million ($3 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 4 are entitled to fixed cumulative preferential cash dividends of Cdn$1.6875 per share per annum, payable quarterly.

     (b)  Share repurchase program

          During the period ended March 31, 2001, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2000, a total of 1,595,923 Subordinate Voting Shares for a net cash consideration of Cdn$58 million ($40 million).

          On April 2, 2001, the Company announced the renewal of the Normal Course Issuer Bid for a maximum of 8.8 million Subordinate Voting Shares over the period from April 6, 2001 to April 5, 2002.

6.   SEGMENT DISCLOSURE

          The Company operates in the printing industry. Its business units are located in three major segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:

================================================================================================================
                                                  NORTH                LATIN                 INTER-
                                                AMERICA     EUROPE   AMERICA      OTHER     SEGMENT        TOTAL
----------------------------------------------------------------------------------------------------------------
     First quarter ended March 31,

     2001
     REVENUES                                $1,315,635  $ 227,077  $ 34,150   $      -      $ (119)  $1,576,743
     OPERATING INCOME                           125,021     12,827     1,911     (3,363)          -      136,396

     2000
     Revenues                                 1,377,673    227,344    25,459          -         (37)   1,630,439
     Operating income                           119,604     13,425     1,701      3,516           -      138,246
================================================================================================================


                               OPERATING MARGINS

                             (GRAPHICS - HISTOGRAM)

               1998             1999           2000            2001
               5.7%             6.2%           8.5%            8.7%


                 NET INCOME ($ MILLIONS) - EPS AND CASH EPS ($)

                         (GRAPHICS - HISTOGRAM & LINE)

                                              1998            1999           2000            2001
Net Income (Histogram)                       $21,232        $23,185         $37,609        $42,456
EPS (Line)                                     $0.16          $0.18           $0.24          $0.27
Cash EPS (Line)                                $0.19          $0.21           $0.35          $0.38


                             [QUEBECOR WORLD LOGO]

                           QUEBECOR WORLD HEAD OFFICE
            612 St. Jacques Street, Montreal, Quebec, Canada H3C 4M8
            Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                             www.quebecorworld.com
                                                                              12

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        QUEBECOR WORLD INC.


                        By:    /s/ Diane Dube
                        Name:  Diane Dube
                        Title: Assistant Vice President, Corporate Controller

Date: May 24, 2001

13